UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Group Automobiles and Severstal Auto announce JV

SIGNATURES

Fiat Group Automobiles and Severstal Auto announce JV

Fiat Group Automobiles and Severstal Auto have announced today during the 62° IAA at Frankfurt the signing of a Letter of Intent to establish a commercial and industrial joint-venture in Russia.

Each of the parties will have a 50% interest in the joint venture.

The agreement foresees the establishment of a business that will include sales and marketing of all Fiat branded vehicles (passenger and light commercial vehicles) in the Russian Federation, together with manufacturing facility, wherein the new Fiat Linea will begin production in the first quarter 2008.

All vehicles produced in Russia will conform to Fiat Group quality standards.

Fiat Group Automobiles will also lead the definition  of the product range. The Russian production site will form part of FGA’s global manufacturing footprint and the JV will be a part of  Fiat Group Automobiles  marketing and product strategy.

While the details of joint-venture are being finalized, the signing of the L.O.I. for Russian operations reflects a growing commitment of the two organizations to work together and leverage their respective strengths.

Sergio Marchionne, Chief Executive Officer of Fiat Group, said: “This agreement gives both Fiat and Severstal Auto the opportunity to strengthen their presence in the Russian market while allowing the joint venture to benefit from Fiat’s marketing strategies and production standards. Severstal Auto’s knowledge of the Russian market will integrate and reinforce Fiat’s investment and commitment to this region.“

Vadim Shvetsov, Chief Executive Officer of Severstal Auto, commented: “It’s a significant step in strategic cooperation between Fiat and Severstal Auto, which shows our strong commitment  to exploit the potential of the growing Russian market and  to develop  both  production and distribution  of Fiat vehicles in  Russia”.

September 11, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney